Exhibit 3.3

AMENDMENT NO. 2 TO THE FOURTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

PLAINS ALL AMERICAN PIPELINE, L.P.

This Amendment No. 2 (this “Amendment”) to the Fourth Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P., a Delaware limited partnership (the “Partnership”), dated as of May 17, 2012 (and as amended to the date hereof, the “Partnership Agreement”), is hereby adopted effective as of December 31, 2013, by PAA GP LLC, a Delaware limited liability company, (the “General Partner”), as general partner of the Partnership.  Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners in any material respect;

WHEREAS, the General Partner has determined, in its discretion, that this Amendment does not adversely affect the Limited Partners in any material respect;

WHEREAS, this Amendment shall become effective only upon and after consummation of the transactions contemplated by that certain Agreement and Plan of Merger by and among the Partnership, PAA Acquisition Company LLC (“Acquisition Co”), PNGS GP LLC and PAA Natural Gas Storage, L.P. (“PNG”), dated as of October 21, 2013 (the “Merger Agreement”), related to the merger of Acquisition Co and PNG.

NOW, THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

Section 1.  Section 1.1 of the Partnership Agreement is hereby amended by adding the following definition:

“PNG Merger Effective Date” means the date on which the transactions contemplated by the Merger Agreement have been substantially consummated as contemplated thereunder.

Section 2.  Section 6.4 of the Partnership Agreement is hereby amended by adding a new subsection (f) to such Section:

“(f)          Notwithstanding anything to the contrary in this Section 6.4, any distributions to the holder of the Incentive Distribution Rights provided for in clauses (ii), (iii) and (iv) of Subsection 6.4(a), as applicable, shall be adjusted commencing with the payment date of the first quarterly distribution declared and paid after the PNG Merger Effective Date (the “PNG Merger IDR Reduction Date”).  Such adjustment shall be as follows: (i) for the quarterly distribution paid on the PNG Merger IDR Reduction Date and the seven quarterly distributions declared and paid following the PNG Merger IDR Reduction Date, any distributions to the holder(s) of the Incentive Distribution Rights shall be reduced by $3,000,000 per quarter, (ii) for the four quarterly distributions declared and paid thereafter, such distributions shall be reduced by $2,500,000 per quarter, and (iii) thereafter, such distributions shall be reduced by $1,250,000 per quarter; provided, however, that (A) in no event shall the reduction pursuant to Section 6.4(f)(i), (ii) or (iii) cause the Incentive Distribution with respect to the applicable quarter to be reduced below the total amount of Incentive Distributions paid (excluding any adjustments pursuant to Section 6.4(b), (c), (d) and (e)) with respect to the quarter ended September 30, 2013, and (B) any portion of the potential reductions provided for in Section 6.4(f)(i), (ii) or (iii) that are not given effect by virtue of the limitation set forth in clause (A) immediately preceding, or by virtue of the fact that no distributions are made with respect to a quarter, shall not cumulate or otherwise have any effect on Incentive Distributions made with respect to future periods. For avoidance of doubt, the reduction shall be an aggregate of $24 million for the first eight quarters (commencing with and including the PNG Merger IDR Reduction Date), $10 million for the next four quarters and $1.25 million per quarter thereafter.”

Section 3.  The first sentence of Section 6.9 of the Partnership Agreement is hereby amended to (a) delete the word “and” following the reference to “Second Target Distribution,” (b) insert a comma following the reference to “Second Target Distribution” and (c) add the phrase “and the Incentive Distribution reduction amount referenced in Section 6.4(f)(i),(ii) or (iii), as applicable,” immediately following the reference to “the Incentive Distribution reduction amount referenced in Section 6.4(e)(i) or (ii), as applicable.”

Section 4.  Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

Section 5.  This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws without regard to principles of conflicts of laws.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER:

PAA GP LLC

By:	Plains AAP, L.P., its sole member

By:	Plains All American GP LLC, its general partner

By:	/s/ Richard McGee
Name:	Richard McGee
Title:	Executive Vice President, General Counsel and Secretary